UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Verint Systems Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

92343X100

(CUSIP Number)

Jason Wright

Valor Buyer LP,

c/o Apax Partners US, LLC

601 Lexington Avenue, 53rd Floor

New York, NY 10022

(212) 753-6300

Copies to:

Leo M. Greenberg, P.C.

Joshua N. Korff, P.C.

Ross M. Leff, P.C.

Abhishek Kolay

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

(212) 446-4800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 6, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 92343X100	SCHEDULE 13D/A	Page 2 of 15

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Valor Buyer LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,477,625.61*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,477,625.61**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,477,625.61**
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.59%**
14.	Type of Reporting Person (See Instructions) PN

*

Beneficial ownership of common stock of the Issuer has been calculated based upon the as-converted voting power of (i) 200,000 Series A Convertible Perpetual Preferred Stock of the Issuer held by Valor Buyer LP, assuming a conversion price of $36.38 and (ii) 200,000 Series B Convertible Perpetual Preferred Stock of the Issuer held by Valor Buyer LP, assuming a conversion price of $50.25. See Item 5 of this Schedule 13D for further information.

**

Based on 65,786,509 shares of common stock outstanding as of March 15, 2021 (as disclosed in the Form 10-K filed by the Issuer on March 31, 2021) plus (i) the 5,497,526.11 shares of common stock issuable upon conversion of 200,000 Series A Convertible Perpetual Preferred Stock of the Issuer held by Valor Buyer LP and (ii) the 3,980,099.50 shares of common stock issuable upon conversion of 200,000 Series B Convertible Perpetual Preferred Stock of the Issuer held by Valor Buyer LP. See Item 3 of this Schedule 13D for further information.

CUSIP NO. 92343X100	SCHEDULE 13D/A	Page 3 of 15

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Valor Buyer GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,477,625.61*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,477,625.61**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,477,625.61**
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.59%**
14.	Type of Reporting Person (See Instructions) OO

*

Beneficial ownership of common stock of the Issuer has been calculated based upon the as-converted voting power of (i) 200,000 Series A Convertible Perpetual Preferred Stock of the Issuer held by Valor Buyer LP, assuming a conversion price of $36.38 and (ii) 200,000 Series B Convertible Perpetual Preferred Stock of the Issuer held by Valor Buyer LP, assuming a conversion price of $50.25. See Item 5 of this Schedule 13D for further information.

**

Based on 65,786,509 shares of common stock outstanding as of March 15, 2021 (as disclosed in the Form 10-K filed by the Issuer on March 31, 2021) plus (i) the 5,497,526.11 shares of common stock issuable upon conversion of 200,000 Series A Convertible Perpetual Preferred Stock of the Issuer held by Valor Buyer LP and (ii) the 3,980,099.50 shares of common stock issuable upon conversion of 200,000 Series B Convertible Perpetual Preferred Stock of the Issuer held by Valor Buyer LP. See Item 3 of this Schedule 13D for further information.

CUSIP NO. 92343X100	SCHEDULE 13D/A	Page 4 of 15

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Valor Topco Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Guernsey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,477,625.61*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,477,625.61*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,477,625.61*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.59%**
14.	Type of Reporting Person (See Instructions) CO

*

Beneficial ownership of common stock of the Issuer has been calculated based upon the as-converted voting power of (i) 200,000 Series A Convertible Perpetual Preferred Stock of the Issuer held by Valor Buyer LP, assuming a conversion price of $36.38 and (ii) 200,000 Series B Convertible Perpetual Preferred Stock of the Issuer held by Valor Buyer LP, assuming a conversion price of $50.25. See Item 5 of this Schedule 13D for further information.

**

Based on 65,786,509 shares of common stock outstanding as of March 15, 2021 (as disclosed in the Form 10-K filed by the Issuer on March 31, 2021) plus (i) the 5,497,526.11 shares of common stock issuable upon conversion of 200,000 Series A Convertible Perpetual Preferred Stock of the Issuer held by Valor Buyer LP and (ii) the 3,980,099.50 shares of common stock issuable upon conversion of 200,000 Series B Convertible Perpetual Preferred Stock of the Issuer held by Valor Buyer LP. See Item 3 of this Schedule 13D for further information.

CUSIP NO. 92343X100	SCHEDULE 13D/A	Page 5 of 15

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Apax X GP Co. Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Guernsey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,420,126.92*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,420,126.92*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,420,126.92*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.51%**
14.	Type of Reporting Person (See Instructions) CO

*

Beneficial ownership of common stock of the Issuer has been calculated based upon the as-converted voting power of (i) 200,000 Series A Convertible Perpetual Preferred Stock of the Issuer held by Valor Buyer LP, assuming a conversion price of $36.38 and (ii) 200,000 Series B Convertible Perpetual Preferred Stock of the Issuer held by Valor Buyer LP, assuming a conversion price of $50.25. See Item 5 of this Schedule 13D for further information.

**

Based on 65,786,509 shares of common stock outstanding as of March 15, 2021 (as disclosed in the Form 10-K filed by the Issuer on March 31, 2021) plus (i) the 5,497,526.11 shares of common stock issuable upon conversion of 200,000 Series A Convertible Perpetual Preferred Stock of the Issuer held by Valor Buyer LP and (ii) the 3,980,099.50 shares of common stock issuable upon conversion of 200,000 Series B Convertible Perpetual Preferred Stock of the Issuer held by Valor Buyer LP. See Item 3 of this Schedule 13D for further information.

CUSIP NO. 92343X100	SCHEDULE 13D/A	Page 6 of 15

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Apax X GP S.a.r.l.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 57,498.69*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 57,498.69*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 57,498.69*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.08%**
14.	Type of Reporting Person (See Instructions) CO

*

Beneficial ownership of common stock of the Issuer has been calculated based upon the as-converted voting power of (i) 200,000 Series A Convertible Perpetual Preferred Stock of the Issuer held by Valor Buyer LP, assuming a conversion price of $36.38 and (ii) 200,000 Series B Convertible Perpetual Preferred Stock of the Issuer held by Valor Buyer LP, assuming a conversion price of $50.25. See Item 5 of this Schedule 13D for further information.

**

Based on 65,786,509 shares of common stock outstanding as of March 15, 2021 (as disclosed in the Form 10-K filed by the Issuer on March 31, 2021) plus (i) the 5,497,526.11 shares of common stock issuable upon conversion of 200,000 Series A Convertible Perpetual Preferred Stock of the Issuer held by Valor Buyer LP and (ii) the 3,980,099.50 shares of common stock issuable upon conversion of 200,000 Series B Convertible Perpetual Preferred Stock of the Issuer held by Valor Buyer LP. See Item 3 of this Schedule 13D for further information.

CUSIP NO. 92343X100	SCHEDULE 13D/A	Page 7 of 15

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Apax Guernsey (Holdco) PCC Limited Apax X Cell
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Guernsey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,477,625.61*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,477,625.61*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,477,625.61*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.59%**
14.	Type of Reporting Person (See Instructions) OO

*

Beneficial ownership of common stock of the Issuer has been calculated based upon the as-converted voting power of (i) 200,000 Series A Convertible Perpetual Preferred Stock of the Issuer held by Valor Buyer LP, assuming a conversion price of $36.38 and (ii) 200,000 Series B Convertible Perpetual Preferred Stock of the Issuer held by Valor Buyer LP, assuming a conversion price of $50.25. See Item 5 of this Schedule 13D for further information.

**

Based on 65,786,509 shares of common stock outstanding as of March 15, 2021 (as disclosed in the Form 10-K filed by the Issuer on March 31, 2021) plus (i) the 5,497,526.11 shares of common stock issuable upon conversion of 200,000 Series A Convertible Perpetual Preferred Stock of the Issuer held by Valor Buyer LP and (ii) the 3,980,099.50 shares of common stock issuable upon conversion of 200,000 Series B Convertible Perpetual Preferred Stock of the Issuer held by Valor Buyer LP. See Item 3 of this Schedule 13D for further information.

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on May 18, 2020, as amended by Amendment No. 1 filed with the SEC on June 12, 2020 (the “Schedule 13D”) relating to the common stock, par value $0.001 per share (“Common Stock”) of Verint Systems Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1175 Broadhollow Road, Melville, New York 1174. Unless otherwise set forth herein, the disclosures set forth in the Schedule 13D remain unchanged.

Item 2.	Identity and Background.

Item 2 is hereby amended by removing the following text from (a), (b), (c) and (f):

“Investor

c/o Apax Partners US, LLC

601 Lexington Avenue,

New York, New York

Place of Organization: Delaware

Valor GP LLC

c/o Apax Partners US, LLC

601 Lexington Avenue,

New York, New York

Place of Organization: Delaware

The Investor is a Delaware limited partnership.

Valor GP LLC is the general partner of the Investor and 100% of the equity interests in Valor GP LLC is held by Valor Topco Limited.”

Item 2 is hereby amended and supplemented by adding the following to (a), (b), (c) and (f):

APAX X GP S.a.r.l

1-3 Boulevard de la Foire

Luxembourg L-1528

Place of Organization: Luxembourg

Apax X GP S.a.r.l is the managing general partner of Apax X EUR SCSp and 100% of the equity interests in Apax X GP S.a.r.l. are held by Apax Guernsey (Holdco) PCC Limited Apax X Cell

Item 2 is hereby amended and supplemented by amending and restating the following sentences in their entirety from (a), (b), (c) and (f):

Apax X GP Co. Limited, in its capacity as investment manager of the Apax X funds (other than Apax X EUR SCSp), holds 99.39% of the shares of Valor Topco Limited.Apax Guernsey (Holdco) PCC Limited Apax X Cell is the sole parent of Apax X GP Co. Limited and Apax X GP S.a.r.l.

Item 3.	Source and Amount of Funds or Other Considerations.

Item 3 is hereby amended and restated in its entirety to read as follows:

On May 7, 2020, Valor Parent LP, a Delaware limited partnership (the “Investor”) acquired 200,000 shares of the Issuer’s Series A Convertible Perpetual Preferred Stock, par value $0.001 per share (“Series A Preferred Stock”) in connection with the first closing pursuant to that certain Investment Agreement dated December 4, 2019 by and between the Investor and the Issuer (the “Investment Agreement”). The Series A Preferred Stock was convertible into shares of common stock, par value $0.001 per share of the Issuer at a conversion price of $53.50. In connection with the Spin-Off (which was completed on February 1, 2021), the conversion price of the Series A Preferred Stock was adjusted to $36.38.

The Investor received an Equity Commitment Letter (the “Commitment Letter”) from Apax X USD L.P. and Apax X EUR L.P. pursuant to which they agreed to directly or indirectly through one or more affiliated entities (together, the “Apax Funds”) purchase equity securities of Investor in an aggregate amount of up to $405 million in cash, solely for the purpose of enabling Investor to meet its obligations under the Investment Agreement. The total amount of funds used by Investor to purchase the shares of Series A Preferred Stock as described in this Schedule 13D was USD $200 million, which was obtained from capital contributions of limited partners of certain funds advised by Apax Partners LLP.

On April 6, 2021, Valor Buyer LP acquired 200,000 shares of the Issuer’s Series B Convertible Perpetual Preferred Stock, par value $0.001 per share (“Series B Preferred Stock”) for an aggregate consideration of USD $200 million in connection with the second closing pursuant to the Investment Agreement. The Series B Preferred Stock is convertible at the option of a holder at any time into shares of common stock, par value $0.001 per share of the Issuer at an initial conversion price of $50.25.

Item 4.	Purpose of Transaction

Item 4 is hereby amended and supplemented by adding the following:

On April 6, 2021, Valor Buyer LP acquired 200,000 shares of the Issuer’s Series B Preferred Stock in connection with the second closing pursuant to the Investment Agreement. The Series B Preferred Stock is convertible at the option of a holder at any time into shares of common stock, par value $0.001 per share of the Issuer at an initial conversion price of $50.25. Each of the Reporting Persons acquired the shares of Series B Preferred Stock for investment purposes.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety to read as follows:

(a), (b)

(i)

In connection with the second closing under that certain Investment Agreement, Valor Buyer now holds an additional 3,980,099.50 shares of common stock issuable upon conversion of 200,000 Series B Convertible Perpetual Preferred Stock of the Issuer issued to Valor Buyer LP on April 6, 2021 (the “Series B Issuance”) in addition to the 200,000 Series A Convertible Perpetua Preferred Stock of the Issuer already held by Valor Buyer LP. As a result of the Series B Issuance, with effect from April 6, 2021, Valor Buyer LP may be deemed to beneficially own, and has shared voting and dispositive power with respect to, 9,477,625.61 shares of Common Stock, which represents 12.59% of the outstanding Common Stock (calculated based on 65,786,509 shares of common stock outstanding as of March 15, 2021 (as disclosed in the Form 10-K filed by the Issuer on March 31, 2021) plus (i) the 5,497,526.11 shares of common stock issuable upon conversion of 200,000 Series A Convertible Perpetual Preferred Stock of the Issuer held by Valor Buyer LP and (ii) the 3,980,099.50 shares of common stock issuable upon conversion of 200,000 Series B Convertible Perpetual Preferred Stock of the Issuer held by Valor Buyer LP. (the “Calculation Method”)).

(ii)

Valor Buyer GP LLC is the general partner of Valor Buyer LP, and, as a result with effect from April 6, 2021, may be deemed to beneficially own, and have shared voting and dispositive power with respect to, 9,477,625.61 shares of Common Stock, which represents 12.59% of the outstanding Common Stock (calculated based on the Calculation Method).

(iii)

Valor Topco Limited holds 100% of the units of Valor Buyer GP LLC, and, as a result may be deemed to beneficially own, and have shared voting and dispositive power with respect to, 9,477,625.61 shares of Common Stock, which represents 12.59% of the outstanding Common Stock (calculated based on the Calculation Method).

(iv)

Apax X GP Co. Limited, in its capacity as investment manager of the Apax X funds (other than Apax X EUR SCSp), holds 99.39% of the shares of Valor Topco Limited, and, as a result may be deemed to beneficially own, and have shared voting and dispositive power with respect to, 9,420,126.92 shares of Common Stock, which represents 12.51% of the outstanding Common Stock (calculated based on the Calculation Method).

(v)

Apax X GP S.a.r.l., in its capacity as managing general partner of Apax X EUR SCSp, holds 0.61% of the shares of Valor Topco Limited, and, as a result may be deemed to beneficially own, and have shared voting and dispositive power with respect to, 57,498.69 shares of Common Stock, which represents 0.08% of the outstanding Common Stock (calculated based on the Calculation Method).

(vi)

Apax Guernsey (Holdco) PCC Limited Apax X Cell is the sole parent of Apax X GP Co. Limited and Apax X GP S.a.r.l., and as result may be deemed to beneficially own, and have shared voting and dispositive power with respect to, 9,477,625.61 shares of Common Stock, which represents 12.59% of the outstanding Common Stock (calculated based on the Calculation Method).

(c) Except as set forth in Item 4, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, without independent verification, any person named in Exhibit 2 hereof, has effected any transaction in the Common Stock during the past 60 days.

(d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and restated in its entirety to read as follows:

The information set forth in Items 2, 3, 4 and 5 of this Schedule 13D is hereby incorporated by reference into this Item 6, as applicable.

Each of the rights, preferences and privileges of the Series A Preferred Stock and Series B Preferred Stock (together “Preferred Stock”) are set forth in separate certificates of designation filed with the Secretary of State of the State of Delaware on the applicable closing date, forms of which were attached as Exhibit A and Exhibit B, respectively, to the Investment Agreement, which was previously filed with the Schedule 13D (the “Certificates of Designation”). On May 7, 2020 the Issuer filed with the Delaware Secretary of State, the Certificate of Designation for the Series A Preferred Stock. On April 6, 2021 the Issuer filed with the Delaware Secretary of State, the Certificate of Designation for the Series B Preferred Stock, which is attached hereto as Exhibit 7.

The Preferred Stock will rank senior to the shares of Common Stock, with respect to dividend rights and rights on the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Issuer. The Preferred Stock will have a liquidation preference of $1,000 per share. Holders of Preferred Stock will be entitled to a cumulative dividend at a rate of 5.20% per annum until the 48-month anniversary of May 7, 2020 and thereafter at a rate of 4.00% per annum, subject in each case to adjustment under certain circumstances. Dividends on the Preferred Stock will be cumulative and payable semi-annually in arrears in cash, as set forth in the applicable Certificate of Designation. All dividends that are not paid in cash will remain accumulated dividends with respect to each share of Preferred Stock. The applicable dividend rate is subject to increase (1) to 6.00% per annum in the event the number of shares of Common Stock into which the Preferred Stock could be converted exceeds 19.9% of the voting power of outstanding Common Stock on May 7, 2020 (unless the Issuer obtains shareholder approval of the issuance of Common Stock upon conversion of the Preferred Stock) and (2) by 1.00% each year, up to a maximum dividend rate of 10.00% per annum, in the event the Issuer fails to satisfy its obligations to redeem the Preferred Stock in specified circumstances.

The Series A Preferred Stock will be convertible into Common Stock at the election of the holder at any time at an initial conversion price of $53.50. In connection with the Spin-Off (which was completed on February 1, 2021), the conversion price of the Series A Preferred Stock was adjusted to $36.38. The Series B Preferred Stock will be convertible into Common Stock at the election of the holder at any time at a conversion price of $50.25. At any time after 36 months following the closing of the issuance of the Series A Preferred Stock or the Series B Preferred Stock, as applicable (the “Applicable Closing Date”), the Issuer will have the option to require that all (but not less than all) of the then-outstanding shares of Preferred Stock of the series convert into Common Stock if the VWAP of the Common Stock for at least 30 trading days in any 45 consecutive trading day period (including the last five consecutive trading days in such period) exceeds 175% of the then-applicable conversion price of such series (a “Mandatory Conversion”).

The Issuer may redeem any or all of the Preferred Stock of a series for cash at any time after the 72-month anniversary of the Applicable Closing Date at a redemption price equal to 100% of the liquidation preference of the shares of such series, plus any accrued and unpaid dividends to, but excluding, the redemption date, plus the make-whole amount designed to allow the Investor to earn a total 8.00% internal rate of return on such shares. At any time after the 102-month anniversary of the Applicable Closing Date, the holders of the applicable series of Preferred Stock shall have the right to cause the Issuer to redeem all of the outstanding shares of Preferred Stock of such series for cash at a redemption price equal to 100% of the liquidation preference of the shares of such series, plus any accrued and unpaid dividends to, but excluding, the redemption date. Upon the occurrence of a Change of Control Triggering Event (as defined in the Certificates of Designation), the Issuer is also required to redeem all of the outstanding shares of Preferred Stock for cash at a redemption price equal to 100% of the liquidation preference of the shares of such series, plus any accrued and unpaid dividends to, but excluding, the redemption date.

Voting Rights

The Certificates of Designation provide that holders of the Preferred Stock shall have the right to vote on matters submitted to a vote of the holders of Common Stock on an as-converted basis unless required by applicable law, but in no event will the holders of Preferred Stock have the right to vote shares of Preferred Stock on as-converted basis in excess of 19.9% of the voting power of the Common Stock outstanding immediately prior to the date of the Investment Agreement.

Restrictions on Transfer

The Investor has agreed to restrictions on its ability to dispose of shares of the Preferred Stock until the earlier to occur of (1) the 36-month anniversary of May 7, 2020 or (2) the 24-month anniversary of the consummation of the Spin-Off (the “Preferred Stock Restricted Period”). Following the Preferred Stock Restricted Period, the Preferred Stock may not be sold or transferred without the prior written consent of the Issuer (which consent will not be unreasonably withheld or delayed). The Investor has also agreed to restrictions on its ability to dispose of the Common Stock issued upon conversion of the Preferred Stock until the earlier to occur of (1) the 12-month anniversary of consummation of the Spin-Off or (2) the 24-month anniversary of May 7, 2020. These restrictions do not apply to, among other exceptions, certain transfers to one or more permitted co-investors or transfers or pledges of the Preferred Stock or Common Stock pursuant to the terms of specified margin loans to be entered into by the Investor as well as transfers effected pursuant to a merger, consolidation or similar transaction consummated by the Issuer and transfers that are approved by the Issuer’s board of directors.

Board Representation

Pursuant to the Investment Agreement, the Issuer has agreed to increase the size of its board of directors to ten directors in connection with the issuance of Series A Preferred Stock and to elect one individual designated by the Apax Funds (the “Apax Designee”) to the board of directors for a term expiring at the 2020 annual meeting of the Issuer’s stockholders. At the 2020 annual meeting of the Issuer’s stockholders, the Issuer will nominate the Apax Designee for election as a director with a term expiring at the subsequent annual meeting of the Issuer’s stockholders. The Issuer has agreed to increase the size of its board (if necessary) and cause another individual that is mutually agreed between the Apax Funds and the Issuer, and who is confirmed by the Corporate Governance and Nominating Committee of the Issuer’s board of directors to qualify as an “Independent Director” as defined in such committee’s charter, to be elected to the board of directors no later than 90 days following the issuance of the Series B Preferred Stock (the “Independent Designee”).

So long as the Investor beneficially owns shares of Preferred Stock and/or shares of Common Stock issued upon conversion of shares of Preferred Stock that represent, in the aggregate and on an as-converted basis, at least 75% of the shares of Common Stock (on an as-converted basis) originally issued at the time of closing of the issuance of the Series A Preferred Stock or the Series B Preferred Stock, as applicable, then the Investor will continue to have the right to designate the Apax Designee and to agree with the Issuer regarding the Independent Designee. So long as the Investor beneficially owns shares of Preferred Stock and/or shares of Common Stock issued upon conversion of the shares of Preferred Stock that represent, in the aggregate and on an as-converted basis, at least 66 2/3% of the shares of Common Stock (on an as-converted basis) originally issued at the time of closing of the issuance of the Series A Preferred Stock or the Series B Preferred Stock, as applicable, then the Investor will continue to have the right to designate the Apax Designee.

Preemptive Rights

Under the Investment Agreement, so long as the Investor beneficially owns shares of (1) each series of Preferred Stock that represent at least 66 2/3% of the shares of Preferred Stock of such series originally issued at the time of closing of the issuance of the Series A Preferred Stock or the Series B Preferred Stock, as applicable, or (2) if as a result of a Mandatory Conversion such threshold is not met, Common Stock that represents at least 66 2/3% of the shares issuable upon conversion of the Preferred Stock on the Applicable Closing Date, subject to customary exceptions, the Issuer is required to give the Investor notice of any proposed issuance by the Issuer of any shares of Common Stock or preferred stock, or any shares convertible into or exchangeable for such shares, no less than five business days prior to the proposed date of issuance. The Investor is then entitled to purchase up to its pro rata share of the securities the Issuer proposes to issue, at the same price and on the same terms as those disclosed in the notice.

Standstill Restrictions

The Investor will be subject to certain standstill restrictions, including that its affiliates will be restricted from acquiring additional securities of the Issuer, until the later of (1) 90 days following the date no Apax Designees serve on the Issuer’s board of directors and the Investor has no rights (or has irrevocably waived its rights) to designate directors for election to the Issuer’s board and (2) the 24-month anniversary of the latest Applicable Closing Date.

Registration Rights

The Investor will have certain customary registration rights with respect to the Common Stock issuable upon conversion of the Preferred Stock pursuant to the terms of a Registration Rights Agreement dated May 7, 2020 by and between the Issuer and the Investor, which was previously filed with the Schedule 13D.

The foregoing description of the terms of the Preferred Stock, the Investment Agreement, the Certificate of Designation and the Registration Rights Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Investment Agreement and the exhibits thereto.

Margin Loan Facility

Valor Buyer LP has entered into Margin Loan Agreement dated as of April 8, 2021 (as amended from time to time, the “Margin Loan Agreement”) with the lenders party thereto (each, a “Lender” and collectively, the “Lenders”), Bank of Montreal, Chicago Branch, as Administrative Agent, JPMorgan Chase Bank, N.A., as Calculation Agent and, solely for purposes of Articles 3, 5 and 6 thereof, Valor Buyer GP LLC, as Borrower’s general partner

In connection with the Margin Loan Agreement, the Issuer has entered into issuer agreements dated as of April 9, 2021, with each Lender, respectively (together, the “Issuer Agreements” and together with the Margin Loan Agreement and each agreement or instrument delivered pursuant to the foregoing, including the security documentation delivered in connection therewith, the “Margin Loan Documentation”). Pursuant to the Margin Loan Documentation, Valor Buyer LP’s obligations are secured by pledges of the Series A Preferred Stock, the Series B Preferred Stock and associated ancillary rights (together, the “Pledged Stock”).

On April 9, 2021, Valor Buyer LP borrowed an aggregate of $221,776,439 under the Margin Loan Agreement. Valor Buyer LP will use the proceeds of the margin loan for general corporate purposes (including, without limitation, to make distributions or payments to its direct and indirect equityholders, to repay in full the indebtedness outstanding under Valor Buyer LP’s existing margin loan agreement and to pay fees and expenses in connection with the foregoing).

The loans under the Margin Loan Agreement will mature on or about April 9, 2024 or, at the election of Valor Buyer LP, on or about April 9, 2025 or April 9, 2026. Upon the occurrence of certain events that are customary for these types of margin loans, the Lenders may exercise their rights to require Valor Buyer LP to prepay the margin loan or post additional collateral, and the Lenders may exercise their rights to foreclose on, and dispose of, the Pledged Stock and related collateral, in each case in accordance with the Margin Loan Documentation.

The foregoing description of the terms of the Margin Loan Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Margin Loan Agreement and the exhibits thereto, which is attached hereto as Exhibit 8, and is incorporated herein by reference.

Item 7 is hereby amended by the replacement and addition of the following exhibits:

Exhibit	Description

Exhibit 1	Joint Filing Agreement, dated as of June 12, 2020 among the Reporting Persons.

Exhibit 2	Directors and Executive Officers of Reporting Persons.

Exhibit 7	Certificate of Designation, Preferences and Rights of Series B Convertible Preferred Stock of the Issuer

Exhibit 8	Margin Loan Agreement

SIGNATURE

After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 9, 2021

Valor Buyer LP
By: Valor GP LLC
Its: General Partner

By:	/s/ Jason Wright
Name:	Jason Wright
Title:	President

Valor Buyer GP LLC

By:	/s/ Jason Wright
Name:	Jason Wright
Title:	President

Valor Topco Limited

By:	/s/ Mark Babbe
Name:	Mark Babbe
Title:	Director

Apax X GP Co. Limited

By:	/s/ Andrew Guille
Name:	Andrew Guille
Title:	Director

By:	/s/ Mark Despres
Name:	Mark Despres
Title:	Company Secretary

Apax X GP S.a.r.l.

By:	/s/ Geoffrey Limpach
Name:	Geoffrey Limpach
Title:	Managing Director

By:	/s/ Philippe Santin
Name:	Philippe Santin
Title:	Managing Director

Apax Guernsey (Holdco) PCC Limited acting in respect of its Apax X Cell Limited

By:	/s/ Andrew Guille
Name:	Andrew Guille
Title:	Director